Via Facsimile and U.S. Mail
Mail Stop 6010

October 11, 2007

Mr. Hong Bu
Principal Financial Officer
China Kangtai Cactus Bio-Tech, Inc.
c/o CSC Services of Nevada, Inc.
502 East John Street, Suite E
Carson City, NV 89706

Re: China Kangtai Cactus Bio-Tech, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-QSB for the quarterly period ended March 31, 2007
File No. 000-33097

Dear Mr. Bu:

We have reviewed your August 10, 2007 response to our June 5, 2007 letter and have the following comment.

Form 10-KSB filed April 2, 2007

General

1.   We acknowledge your response to our previous comments one through eleven. Please file an amended 2006 Form 10-KSB as stated in your letter. Also, in light of the revised purchase price allocation for the Taisan Kangda transaction and the "incorrect revenue recognition practices" discovered during the 2006 year end auditing process, please ensure that your CEO and CFO consider the impact of the restatements under Item 307 of Regulation S-B and revise your disclosure, accordingly.

Please file the amendment to your 2006 10-KSB within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. We may have additional comments after reviewing your amendment.

You may contact Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant